

November 9, 2011

<u>Via Email</u>
John Williams
Chairman and Chief Executive Officer
Shearson American REIT, Inc.
1059 Redondo Blvd.
Los Angeles, CA 90019

> **Re:** **Shearson American REIT, Inc.**
> **Amendment No. 5 to Registration Statement on**
> **Form 10**
> **Filed October 11, 2011**
> **File No. 000-29627**

Dear Mr. Williams:

We have reviewed Amendment No. 5 to your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Please incorporate your responses to these comments, as applicable, in your future Exchange Act periodic reports.

<u>Item 1. Business, page 3</u>

<u>General Business Plan</u>

1. We note your response to comment 1a of our letter dated April 15, 2011 that your board of directors has authorized you to acquire an existing REIT. Please revise to confirm, if true, that you may acquire a company that is not a REIT and how this would impact your REIT status if you become a REIT prior to such acquisition.

2.	We note your revised disclosure regarding your expectation of meeting REIT requirements "within the time allocated." Please revise to explain the meaning of the noted disclosure and discuss how you plan to meet the requirements of becoming a REIT.

3.	We note your statement on page 4 that "[a] REIT security sells like a stock on the major exchanges." Please note that not all REITs are publicly traded. Also, there appears to be substantial uncertainty about your ability to obtain a listing on a national exchange. As such, please revise to clarify that your securities may never trade on a national exchange.

4.	If you elect to retain a risk factors section, please revise the section to comply with Item 503(c) of Regulation S-K.

5.	Considering your history of delinquency in complying with your reporting obligations and your lack of operations and specific business plan, other than to qualify as a REIT, please revise to discuss the purpose of obtaining your reporting obligation by filing this registration statement.

6.	Please refer to Item 101(a)(2) of Regulation S-K and revise to provide the requested disclosure of a detailed plan of operations, including disclosure of the estimated costs associated with the steps in the plan and how such costs will be funded.

Item 2. Financial Information , page 11

Management's Discussion and Analysis …, page 11

Overview, page 11

7.	We note your response to comment 1d and the reference on page 12 to an "operation-ready, in-house investment and asset management platform, including its full spectrum of real estate and finance professionals" and your disclosure related to this system and the experience of your professionals. The noted disclosure appears inconsistent with your disclosure on pages 4 and 6 of your lack of experience and employees outside of management. Please revise as appropriate to reconcile.

Liquidity and Capital Resources, page 13

8.	We note your belief that you will obtain sufficient resources selling equity and obtaining loans from your directors and other affiliates. Considering no arrangements are in place regarding such funding sources, it appears that you do not have a reasonable basis for the disclosed belief. As such, please discuss your alternative funding sources or revise to disclose a belief that is supported by a reasonable basis.

Item 5. Directors and Executive Officers, page 16

9.	Please revise to clarify why you have disclosed that John Glassgow was added as your chief financial officer and director but have not provided biographical disclosure for him.

You list John Williams as your chief financial officer. Please revise to disclose when he was appointed to that position.

Item 8. Legal Proceedings, page 19

10.   Your assertion that the claims are without merit is a legal conclusion that you are not qualified to make. Please remove this statement. Additionally, we note that judgment was entered in this case in 2001. If you have exhausted your appeals, please revise to disclose this and remove references to continuing to defend against this action. If not, provide additional details regarding the status of your appeal.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson Lee at (202) 551-3468 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney Advisor